

06002353

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<tr><td>OMB APPROVAL</td></tr>
<tr><td>OMB Number: 3235-0123</td></tr>
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SECURITSION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED
FEB 2 8 2006

<table>
<tr><td>SEC FILE NUMBER</td></tr>
<tr><td>8- 48306</td></tr>
</table>

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/2005** AND ENDING **12/31/2005**

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Petersen Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

50 Broadway, 13th Floor

(No. and Street)

New York	**New York**	**10004**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bertram Riley   **(212) 363-4300**

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFCATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kempisty & Company, Certified Public Accountants, P.C.

(Name – if individual, state last, first, middle name)

15 Maiden Lane, Suite 1003	**New York**	**New York**	**10038**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

PROCESSED

APR 1 1 2006

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Bertram Riley_____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Petersen Investments, Inc._____, as

of __December 31_____, 20 __05____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

DIERDRE STEINHAUS AINBINDER
Notary Public, State of New York
No. 01AI4899711
Qualified in Nassau County
Commission Expires July 6, 20 _07_ .

_____
Notary Public

Signature

__President__
Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of financial condition.
- ☐ (c) Statement of income (loss).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' equity or partners' or sole proprietor's capital.
- ☐ (f) Statement of changes in liabilities subordinated to claims of general creditors.
- ☐ (g) Computation of net capital for brokers and dealers pursuant to Rule 15c3-1.
- ☐ (h) Computation for determination of reserve requirements pursuant to Rule 15c3-3.
- ☐ (i) Information relating to the possession or control requirements for broker and dealers under Rule 15c3-3.
- ☐ (j) A reconciliation, including appropriate explanation, of the computation of net capital under Rule 15c3-1 and the computation for determination of the reserve requirements under exhibit A of Rule 15c3-3.
- ☐ (k) A reconciliation between the audited and unaudited statements of financial condition with respect to methods of consolidation.
- ☒ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC supplemental report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Independent auditor's report on internal accounting control.
- ☐ (p) Schedule of segregation requirements and funds in segregation – customers regulated commodity futures account pursuant to Rule 171-5.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PETERSEN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

PETERSEN INVESTMENTS, INC.

DECEMBER 31, 2005

INDEX

KEMPISTY & COMPANY

CERTIFIED PUBLIC ACCOUNTANTS, P.C.

15 MAIDEN LANE - SUITE 1003 - NEW YORK, NY 10038 - TEL (212) 406-7272 - FAX (212) 513-1930

INDEPENDENT AUDITOR'S REPORT

To the Stockholder of
Petersen Investments, Inc.

We have audited the accompanying statement of financial condition of Petersen Investments, Inc. as of December 31, 2005. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Petersen Investments, Inc. as of December 31, 2005, in conformity with accounting principles generally accepted in the United States of America.

Kempisty & Company
Certified Public Accountants PC
New York, New York
February 24, 2006

PETERSEN INVESTMENTS, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2005

ASSETS

Cash and cash equivalents	$	301,951
Deposit with clearing broker (cash) (Note 10)		25,000
Receivable from clearing broker (Note 10)		406,932
Property and equipment (less accumulated depreciation of $62,524) (Note 7)		20,198
Deposits receivable		14,858
Loans and advances		3,387
Prepaid expenses		38,354
TOTAL ASSETS	$	810,680

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to clearing broker (Note 10)	$	5,111
Accounts payable and accrued expenses		341,441
Corporate income tax payable		45,349
SBA loan payable		19,576
Total Liabilities		411,477

Commitments and contingent liabilities (Note 9)

Stockholder's equity	
Common stock, without par value, authorized 2500 shares, issued and outstanding 100 shares	3,680
Paid-in capital	263,958
Retained earnings	131,565
Total Stockholder's Equity	399,203

TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$	810,680

The accompanying notes are an integral part of these financial statements.

2

NOTE 1- ORGANIZATION AND NATURE OF BUSINESS

Organization

Petersen Investments, Inc. (the "Company") a New Jersey corporation is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD")

The Company conducts a general securities business by introducing transactions on a fully-disclosed basis to a clearing broker/dealer which carries all accounts and prepares and maintains all books and records pertaining thereto pursuant to SEC Rules 17a-3 and 17a-4, as are customarily made and kept by a clearing broker/dealer.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Concentration of Credit risk

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Depreciation and Amortization

The cost of furniture and equipment is depreciated over the estimated useful lives of the related assets of 5 to 7 years. The cost of leasehold improvements is amortized over the length of the related lease of 5 years. Depreciation is computed on a straight line basis for financial reporting purposes and an accelerated basis for income tax purposes. Leasehold improvements for income tax purposes are amortized in accordance with Internal Revenue Service regulations.

Fair Value of Financial Instruments

The carrying value of financial instruments including receivable and payable from/to clearing broker, accounts payable and accrued expenses and taxes payable, approximates their fair value due to the relatively short-term nature of these instruments. The SBA loan payable approximates fair value as the obligation was negotiated at a market rate.

NOTE 2- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Revenue Recognition

Securities transactions and related income and expenses are recorded on a trade date basis. Commission revenues are recorded on a settlement date basis which does not have a material effect on reported revenues and expenses.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the Company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements

The Company does not expect the adoption of recent accounting pronouncements to have any material impact on its financial condition or results of operations

Comprehensive Income

Effective January 1, 1999 the Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income.

NOTE 3- CASH AND CASH EQUIVALENTS

Cash at December 31, 2005 included the following:

Cash in bank	$	29,031
Pro-checking money market at clearing broker		272,920
	$	301,951

NOTE 4- PROVISION FOR STATE AND LOCAL TAXES

The Company elected "S Corporation" status with the Internal Revenue Service commencing in 1981, New Jersey State taxing authorities in 1997 and New York State in 2003. The stockholder includes the "S Corporation" income or loss in his individual tax returns, and accordingly, no federal income taxes or benefits are provided for in the financial statements during the period of "S Corporation" status.

Provision for local income taxes is calculated on reported financial statement pretax income based on current tax law. The income tax provision consists of the following:

	Current	Deferred	Total
Local	$ 32,000	$ -	$ 32,000

NOTE 5- NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital may not exceed 15 to 1, and equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Company's net capital was $316,948 which was $289,857 in excess of its required net capital of $27,091. The Company's aggregate indebtedness to net capital ratio was 1.28 to 1.

NOTE 6- EXEMPTION FROM RULE 15c3-3:

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers".

NOTE 7- PROPERTY AND EQUIPMENT

Property and equipment consists of the following at December 31, 2005:

Automobile	$	20,000
Furniture and fixtures		15,262
Computers		41,446
Equipment		6,014
		82,722
Less accumulated depreciation and amortization		(62,524)
	$	20,198

NOTE 8- COMMITMENTS AND CONTINGENCIES

Leases

The Company has entered into a lease agreement for office space that expires on September 30, 2008. The Company also rents storage space on a month to month basis. Rental expense for 2005 was $64,012. Remaining commitments under the operating lease are as follows:

Year Ending December 31,	Amount
2006	$ 75,566
2007	77,793
2008	59,695
	$ 213,054

NOTE 9- RECEIVABLE FROM AND PAYABLE TO CLEARING BROKER

Amounts receivable from and payable to the clearing broker at December 31, 2005, consist of the following:

	Receivable	Payable
Deposit at clearing broker	$ 25,000	$ -
Receivable from clearing broker	406,932	-
Payable to clearing broker	-	5,111
	$ 431,932	$ 5,111

NOTE 10- OFF BALANCE SHEET RISK

Pursuant to a clearance agreement, the Company introduces all of its securities transactions to its clearing broker on a fully disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the Company has agreed to indemnify the clearing broker for losses, if any, which the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the securities transactions introduced by the Company.

NOTE 11- GUARANTEES

FASB Interpretation No. 45 (FIN 45), Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, requires the Company to disclose information about its obligations under certain guarantee arrangements. FIN 45 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or non occurrence of a specified event) related to an asset, liability or equity security of a guaranteed party. FIN 45 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

Indemnifications

In the normal course of its business, the Company indemnifies and guarantees certain service providers, such as clearing and custody agents, trustees and administrators, against specified potential losses in connection with their acting as an agent of, or providing services to, the Company or its affiliates. The maximum potential amount of future payments that the Company could be required to make under the indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.

The Company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The Company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.